Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Ezequiel Sirotinsky

Contact Telephone number:	604-694-0021

PETAQUILLA MINERALS LTD.
Suite 1230, 777 Hornby Street
Vancouver, BC, Canada V6B 4M9

August 19, 2013

NOTICE

(a)	Notice is hereby given, in accordance with Section 4.8 of National Instrument 51-102, that Petaquilla Minerals Ltd. (the Company”) intends to change its year end from May 31 to June 30;

(b)

The change of the financial year end from May 31 to June 30 in preparation for the spinout, which the Company intends to make during its 2014 fiscal year, of the Company's infrastructure subsidiary, Panama Desarrollo de Infraestructuras, S.A. ("PDI") as the Company requires more time to ensure accuracy of its financial plan information, allocations between the Company and PDI as well as for audit processes and plan of arrangement preparation;

(c)	the Company's old financial year end was May 31;

(d)	the Company's new financial year end is June 30;

(e)

the length and ending date of the periods, including the comparative periods, of each interim financial report and the annual financial statements to be filed for the Company’s transition year and its new financial year are as follows:

Transition	Comparative	New	Comparative	Interim	Comparative	Interim	Comparative
Year	Annual	Financial	Annual	Periods for	Interim	Periods for	Interim
	Financial	Year	Financial	Transition	Periods to	New	Periods to
	Statements to		Statements to	Year	Interim	Financial	Interim
	Transition		New		Periods in	Year	Periods in
	Year		Financial		Transition		New
			Year		Year		Financial
Year
13 months	12 months	12 months	13 months	3 months	3 months	3 months	3 months
ended	ended	ended	ended	ended	ended	ended	ended
06/30/2013	05/31/2012	06/30/2014	06/30/2013	08/31/2012	08/31/2011	09/30/2013	08/31/2012

				6 months	6 months	6 months	6 months
				ended	ended	ended	ended
				11/30/2012	11/30/2011	12/31/2013	11/30/2012

				9 months	9 months	9 months	9 months
				ended	ended	ended	ended
				02/28/2013	02/28/2012	03/31/2014	02/28/2013

				13 months	12 months	12 months	13 months
				ended	ended	ended	ended
				06/30/2013	05/31/2012	06/30/2014	06/30/2013

(f)

the filing deadlines, prescribed under sections 4.2 and 4.4 of National Instrument 51-102, for the annual financial statements and interim financial reports for the Company’s transition year are as follows:

(i)	The filing deadline for the Company’s annual audited financial statements for the 13-month period ended June 30, 2013, is September 28, 2013; and

(ii)	Interim financial reports must be filed on or before the 45th day after the end of the interim period.

PETAQUILLA MINERALS LTD.

Per:	“Ezequiel Sirotinsky”
Ezequiel Sirotinsky,
Chief Financial Officer